UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PROSENSA HOLDING N.V.

(Name of Subject Company)

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

(Name of Filing Persons (Offeror))

BIOMARIN PHARMACEUTICAL INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 NOMINAL VALUE PER SHARE

(Title of Class of Securities)

N71546100

(CUSIP Number of Class of Securities)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$845,601,615.65	$98,258.91

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (1) the offer price of the sum of (a) $17.75 per share of ordinary stock of Prosensa Holding N.V., €0.01 nominal value per share, (“Shares”) and (b) the maximum aggregate contingent cash consideration payment of $4.14 per Share, by (2) 38,629,585, which is the sum of (i) 36,141,379 Shares outstanding as of December 10, 2014 (including 204,750 restricted Shares), and (ii) 2,488,206 Shares issuable pursuant to outstanding options as of December 10, 2014, in each case, as advised by Prosensa Holding N.V.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,258.91	Filing Party: BioMarin Falcons B.V., BioMarin Giants B.V. and BioMarin Pharmaceuticals Inc.
Form or Registration No.: Schedule TO	Date Filed: December 12, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 12, 2014 and amended by Amendment No. 1 on December 24, 2014 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V. (together, “Purchaser”), each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, nominal value €0.01 per share (“Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The sentence beginning with “The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in […]” on each of pages iv, x, 2, and 47 of the Offer to Purchase is hereby amended and restated on such pages as follows:

“The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs (which will be the same CVRs in respect of Shares which are to be received by any Prosensa shareholder whose Shares are tendered and accepted in the Offer) in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes.”

(2) The Summary Term Sheet and Section 9 of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph after the last bullet under each of “Summary Term Sheet — Is your financial condition relevant to my decision to tender my Shares in the Offer?” and Section 9 — “Source and Amount of Funds” of the Offer to Purchase:

“While, for the reasons stated above, Parent and Purchaser do not believe our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer: (1) Parent and BioMarin Falcons’ financial condition could deteriorate such that they would not have the necessary cash or cash equivalents to make the required payments under the CVR Agreement; (2) holders of the CVRs would have no greater rights against BioMarin Falcons or Parent pursuant to its guarantee of BioMarin Falcons’ obligations under the CVR Agreement, as applicable, than those of general unsecured creditors of BioMarin Falcons or Parent pursuant to its guarantee of BioMarin Falcons’ obligations under the CVR Agreement, as applicable, under applicable law, including in the event of any bankruptcy of BioMarin Falcons or Parent; (3) the CVRs would be structurally subordinated in right of payment to all of BioMarin Falcons’ and Parent’s, if payment is requested pursuant to its guarantee of BioMarin Falcons’ obligations under the CVR Agreement, as applicable, secured obligations to the extent of the collateral securing such obligations; and (4) the CVRs would be structurally subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of BioMarin Falcons’ subsidiaries and Parent’s subsidiaries other than BioMarin Falcons, if applicable pursuant to Parent’s guarantee of BioMarin Falcons’ obligations under the CVR Agreement, as applicable.”

(3) Section 12 — “Purpose of the Offer; Plans for Prosensa — Other Post-Closing Reorganization Measures.” of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence in the last paragraph of such section with the following sentence:

“This will depend on, among other things, the percentage of Shares tendered in the Offer (which, in the case of a Statutory Buy-Out Proceeding, requires Purchaser to acquire 95% or more of the Shares) and the means available in the Netherlands to achieve the objective of enabling Purchaser (and/or its affiliates) to acquire all of the issued and outstanding Shares, taking into account options available under the applicable provisions of Dutch law.”

(4) Section 15 — “Certain Conditions of the Offer” is hereby amended and supplemented by replacing the last paragraph in such section with the following paragraphs:

“Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without Prosensa’s consent, Purchaser cannot (1) change the form of consideration payable in the Offer, (2) decrease the Offer Price, (3) waive or change the Minimum Condition, (4) extend the Expiration Date other than in accordance with the terms of the Purchase Agreement, (5) decrease the number of Shares sought in the Offer, (6) impose additional conditions to the Offer, or (7) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in its sole discretion, in each case subject to the terms of the Purchase Agreement and applicable rules and regulations of the SEC. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.”

(5) The Summary Term Sheet, Introduction and Section 8 of the Offer to Purchase are each hereby amended and supplemented by replacing (i) in the Summary Term Sheet, the last sentence in the first paragraph after the question in the “If the Offer Closing occurs, will Prosensa continue as a public company?”, (ii) in the Introduction, the second full paragraph on page 3, and (iii) in Section 8, the last two paragraphs of “Purpose of the Offer; Plans for Prosensa — Post-Closing Reorganization.”, with the following sentences:

“After and as a result of the Offer Closing, we intend to cause Prosensa to terminate the listing of the Shares on the NASDAQ Global Select Market. In addition, after the Offer Closing we intend to cause Prosensa to terminate or suspend its reporting obligations with the SEC.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
Name:	G. Eric Davis
Title:	Managing Director

By:	/s/ Robert Baffi
Name:	Robert Baffi
Title:	Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
Name:	G. Eric Davis
Title:	Managing Director

By:	/s/ Robert Baffi
Name:	Robert Baffi
Title:	Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
Name:	G. Eric Davis
Title:	Senior Vice President, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 12, 2014.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the New York Times on December 12, 2014.

(a)(5)(A)*	Joint Press Release issued by BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(B)*	Slide Presentation, dated November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(C)*	Transcript of Investor Conference held by BioMarin Pharmaceutical Inc. on November 24, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(D)*	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to BioMarin Pharmaceutical, Inc. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(E)*	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to Prosensa Holding N.V. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(a)(5)(F)*	Slide Presentation, dated December 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 1, 2014).

(a)(5)(G)*	Slides Presented at Investor Conference, dated December 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 10, 2014).

(a)(5)(H)*	Joint Press Release issued by BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. on December 24, 2014.

(d)(1)*	Purchase Agreement, dated as of November 23, 2014, among BioMarin Falcons B.V., BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(2)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(3)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(4)*	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(5)*	Mutual Non-Disclosure Agreement, dated July 31, 2014, between BioMarin Pharmaceutical Inc. and Prosensa Holding N.V.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.